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11018510

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 28 2011
Wash. D.C.
211

SEC FILE NUMBER
8-41804

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Breckenridge Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

945 East Paces Ferry Rd. Suite 1250
(No. and Street)

Atlanta (City) GA (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Benston (404) 965-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith & Howard Certified Public Accountants and Advisers
(Name – *if individual, state last, first, middle name*)

Suite 900, 171 17th Street, NW. (Address) Atlanta (City) GA (State) 30363 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/1/2011

SMITH & HOWARD
Certified Public Accountants and Advisers
171 17TH STREET, NW
SUITE 900
ATLANTA, GEORGIA 30363
404.874.6244
404.874.1658 (*fax*)
WWW.SMITH-HOWARD.COM

BRECKENRIDGE SECURITIES CORP.

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2010

with
INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SMITH & HOWARD

Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT

Board of Directors
Breckenridge Securities Corp.

We have audited the accompanying balance sheet of Breckenridge Securities Corp. (the Company), at December 31, 2010, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Breckenridge Securities Corp. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith & Howard

February 10, 2011

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

BRECKENRIDGE SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2010

ASSETS

Current Assets		
Cash	$	22,725
Prepaid expenses		7,486
	$	30,211

STOCKHOLDERS' EQUITY

Stockholders' Equity		
Common stock, $1 par value; 2,500 shares authorized 2,000 issued and outstanding	$	2,000
Additional paid-in capital		20,800
Retained earnings		7,411
		30,211
	$	30,211

The accompanying notes are an integral part of these financial statements.

BRECKENRIDGE SECURITIES CORP.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2010

Income	
Fees	$ 39,996
Interest income	38
	40,034
Administrative Expenses	40,407
Net Loss	$ (373)

The accompanying notes are an integral part of these financial statements.

BRECKENRIDGE SECURITIES CORP.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at Beginning of Year	$ 2,000	$ 20,800	$ 7,784	$ 30,584
Net Loss	-	-	(373)	(373)
Balance at End of Year	$ 2,000	$ 20,800	$ 7,411	$ 30,211

The accompanying notes are an integral part of these financial statements.

BRECKENRIDGE SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

Cash Flows From Operating Activities	
Cash received from customers	$ 39,996
Cash paid to suppliers and employees	(40,407)
Interest received	38
Net Cash Required by Operating Activities	(373)
Decrease in Cash	(373)
Cash at Beginning of Year	23,098
Cash at End of Year	$ 22,725
Reconciliation of Net Loss to Net Cash Required by Operating Activities	
Net Loss	$ (373)
Net Cash Required by Operating Activities	$ (373)

The accompanying notes are an integral part of these financial statements.

BRECKENRIDGE SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – Breckenridge Securities Corp. (the "Company") participates in the private placement of debt and equity securities as an agent, not as a principal, for or on behalf of the issuers of such securities. All private placement activity is on a "best efforts" basis. Private placement transactions on behalf of issuers involve capital formation activity on behalf of such issuers, merger and acquisition advice related to such issuers, and other transactions which involve the private placement of securities. The Company does not engage in any securities trading activities, market making, or firm commitment underwriting, nor does it carry or maintain customer accounts, engage in securities clearing activities, or maintain or hold cash or securities of customers or offerees in connection with private placement transactions.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of one year or less to be cash equivalents.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – Management has evaluated subsequent events through February 10, 2011, the date which the financial statements were available to be issued.

NOTE 2 – RELATED PARTY ARRANGEMENTS

The Company has made arrangements with a related party, The Breckenridge Group, Inc. (The "Group"), to provide office space for the operations of the Company and to provide the Company with office support services, such as clerical, administrative, and bookkeeping/record keeping services.

The Company has entered into an agreement to perform certain investment banking and financial advisory services for The Group. Under the agreement, as amended, the Company receives an annual retainer not to exceed $40,000. The agreement can be terminated by either party with a 30-day notice.

During 2010, $39,996 in fee revenue was earned from The Group and $11,616 in office support services was paid to The Group.

NOTE 3 – INCOME TAXES

The Company has elected to be treated as a "Subchapter S-Corporation". Under "Subchapter S" provisions of the Internal Revenue Code, the Company does not pay income taxes on its taxable income. Instead, the stockholders include their prorata share of the Company's income and expenses on their individual income tax returns.

The Company annually evaluates all federal and state income tax positions. This process includes an analysis of whether these income tax positions the Company takes meet the definition of an uncertain tax position under the Income Taxes Topic of the Financial Accounting Standards Codification.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the first year) and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $22,709 which was $17,709 in excess of its required net capital of $5,000.

SUPPLEMENTARY INFORMATION

SMITH & HOWARD

Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors
Breckenridge Securities Corp.

Our audit was made for the purpose of forming an opinion on the basic financial statements of Breckenridge Securities Corp. taken as a whole. The supplementary information presented hereinafter is presented for purposes of additional analysis and to meet specific requirements of the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying supplementary information (schedules) have been prepared solely for filing with regulatory agencies and are not intended for any other purpose. This supplementary information (schedules) has been prepared in conformity with the accounting practices by the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not intended to be presented in conformity with generally accepted accounting principles.

Smith + Howard

February 10, 2011

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

BRECKENRIDGE SECURITIES CORP.
SCHEDULE OF COMPUTATION OF NET CAPITAL AND RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL
DECEMBER 31, 2010

	UNAUDITED	NET CHANGE INCREASE (DECREASE)	AUDITED
Total ownership equity from balance sheet at December 31, 2010	$ 30,211	$ -	$ 30,211
Add: liabilities subordinated to claims of general creditors	-	-	-
Deduct: other allowable credits: excess fidelity bond deduction	-	-	-
Total capital and allowable subordinated liabilities and credits at December 31, 2010	30,211	-	30,211
Deduct: total non-allowable assets from balance sheet at December 31, 2010	(7,486)	-	(7,486)
Net capital before haircuts on security positions at December 31, 2010	22,725	-	22,725
Haircuts on securities at December 31, 2010	(16)	-	(16)
Net capital at December 31, 2010	$ 22,709	$ -	$ 22,709

There are no material differences between the above computation and the corresponding computation contained in the unaudited FOCUS Report as of December 31, 2010.

BRECKENRIDGE SECURITIES CORP.
SCHEDULE OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2010

During the year ended December 31, 2010, there were no liabilities subordinated to general creditors.

OATH OR AFFIRMATION

I, Larry C. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Breckenridge Securities Corp., as of February 25, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

NOTARY PUBLIC, GWINNETT COUNTY, GEORGIA
MY COMMISSION EXPIRES NOVEMBER 20, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*